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                          DELAWARE OTSEGO CORPORATION
                                1 Railroad Ave.
                          Cooperstown, New York 13326
                                Ph. 607 547-2555

                                AUGUST 22, 1997

TO THE SHAREHOLDERS OF DELAWARE OTSEGO CORPORATION

     I am pleased to report that on August 17, 1997, Delaware Otsego Corporation ("DOC") entered into an Agreement and Plan of Merger (the "Merger Agreement") with CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Walter G. Rich, President and Chief Executive Officer of DOC ("Mr. Rich"). The Merger Agreement provides for the acquisition of all of the common stock of DOC, par value $0.125 per share (the "Shares"), at a price of $22.00 per Share (the "Offer Price") by DOCP Acquisition LLC, a New York limited liability company formed by CSX, NSC and Mr. Rich ("Purchaser"). Under the terms of the Merger Agreement, Purchaser has commenced a tender offer (the "Offer") for all outstanding Shares at the Offer Price. The Offer is currently scheduled to expire on Friday, September 19, 1997.

     Following the successful completion of the Offer, with the approval of the holders of the outstanding Shares if required by New York law, a subsidiary of Purchaser will be merged with and into DOC (the "Merger"), and all Shares not purchased in the Offer will be converted into the right to receive the Offer Price, without interest.

     THE BOARD OF DIRECTORS OF DOC (THE "DOC BOARD") BY THE VOTE OF ALL DIRECTORS PRESENT, WITH MR. RICH BEING ABSENT AND ONE OTHER DIRECTOR ABSTAINING,
(A) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF DOC AND THE HOLDERS OF SHARES OTHER THAN CSX AND MR. RICH, (B) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (C) RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES THEREUNDER.

     The recommendation of the DOC Board is described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by DOC with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the DOC Board gave careful consideration to a number of factors, which are more fully described in the attached Schedule 14D-9. These factors included the opinion dated August 17, 1997, of Smith Barney Inc., financial advisor to DOC, to the effect that, as of such date, and based upon and subject to certain matters stated therein, the $22.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than CSX, NSC, Mr. Rich and their respective affiliates) was fair, from a financial point of view, to such holders. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be more fully informed as to the DOC Board's recommendation.

     Also accompanying this letter are a copy of the Purchaser's Offer to Purchase dated August 22, 1997, and a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

     The management and directors of DOC thank you for the support you have given DOC.

     On behalf of the DOC Board,

                                          Sincerely,

                                          [E.A. GILMOUR SIGNATURE]

                                          Everett A. Gilmour
                                          Chairman of the Board